EXHIBIT 99.1

ANOTHER QUARTER OF STRONG MIX
2026 GUIDANCE CONFIRMED

•Net revenues of Euro 1,848 million, up 3% versus prior year (up 6% at constant currency(1))
•Operating profit (EBIT)(1) of Euro 548 million, with Operating profit (EBIT) margin of 29.7%, up 1% versus prior year (up 8% at constant currency)
•Net profit of Euro 413 million and diluted EPS at Euro 2.33
•EBITDA(1) of Euro 722 million, with EBITDA margin of 39.1%, up 4% versus prior year (up 9% at constant currency)
•Industrial free cash flow(1) of Euro 653 million, up 5% versus the prior year

“Our enriched mix and continued demand for personalizations contributed to the strong earnings we are presenting today. With these results and an order book further extending towards the end of 2027, we confirm our 2026 guidance”, said Benedetto Vigna, CEO of Ferrari. “With only twenty days to the world premiere of the Ferrari Luce, the sense of anticipation has never been so high. The Ferrari Luce brings together so much extraordinary technologies and the passion of so many people. It is the evidence of how tradition and innovation can come together to create something unique”.

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2026	2025	Change
Net revenues	1,848	1,791	57	3%
Operating profit (EBIT)	548	542	6	1%
Operating profit (EBIT) margin	29.7%	30.3%	(60 bps)
Net profit	413	412	1	0%
Basic EPS (in Euro)	2.33	2.30	0.03	1%
Diluted EPS (in Euro)	2.33	2.30	0.03	1%

EBITDA	722	693	29	4%
EBITDA margin	39.1%	38.7%	40 bps
Free Cash Flow from Industrial Activities	653	620	33	5%

1 The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), May 5, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(2) for the first quarter ended March 31, 2026.

Business dynamics in Q1 2026
Ferrari continued to report solid growth in the first quarter of 2026, in line with the trajectory outlined in the 2026 guidance and sustained by all business dimensions, notwithstanding the ongoing geopolitical situation. This remarkable performance underscores the resilience of Ferrari’s business model.
Within Sports Cars, Ferrari continued to enhance its mix and to strengthen personalizations. During the quarter, to ease the execution of the planned model change-over, deliveries were deliberately designed to be slightly lower than the previous year at 3,436 units. Total deliveries were not impacted by the surge of hostilities in the Middle East, as Ferrari leveraged its geographical allocation flexibility, bringing forward certain deliveries to other regions. In the quarter deliveries of the 12Cilindri family, the Purosangue and the SF90 XX family increased, while the 296 family and the Roma Spider decreased in line with model lifecycles. Shipments of the F80, our Supercar, were in ramp up phase in line with plans and the first deliveries of the 296 Speciale family, the Amalfi and 849 Testarossa commenced. In Q1 2026, the product line-up was further enriched by the launch of the Amalfi Spider, which will commence distribution in 2027.
Racing revenues further increased in the quarter, mainly driven by higher sponsorships and a positive contribution from the rental of engines to other Formula 1 racing teams.
Lifestyle activities also grew in the quarter, mainly sustained by licensing. The year kicked off with a series of new initiatives, including the opening of the new flagship store in London, the fashion show, and the launch of the exhibition “The Greatest Hits” at the Ferrari Museum in Modena.

2 These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union

Total net revenues
Net revenues for Q1 2026 were Euro 1,848 million, up 3% (up 6% at constant currency). Revenues from Cars and spare parts were more than Euro 1.5 billion, up 1%, thanks to a richer sports cars mix, mostly including higher personalizations and a strong country mix. Sponsorship, commercial and brand revenues reached Euro 218 million, up 14%, mainly attributable to higher sponsorships and lifestyle activities. Other revenues also grew in the quarter, mainly reflecting rental of engines to other Formula 1 racing teams. Foreign exchange impact, net of currency hedges, resulted into a negative effect mainly due to the US Dollar and the Japanese Yen.

(Euro million)	For the three months ended
	March 31,
			Change
	2026	2025	at constant
			currency
Cars and spare parts(3)	1,556	1,536	1%	4%
Sponsorship, commercial and brand(4)	218	191	14%	15%
Other(5)	74	64	17%	23%
Total net revenues	1,848	1,791	3%	6%

Operating profit (EBIT) and EBITDA
Q1 2026 Operating profit (EBIT) was Euro 548 million, up 1% versus the prior year (up 8% at constant currency) and with an Operating profit (EBIT) margin of 29.7%. The increase was mostly attributable to higher personalizations, exceptionally strong country mix driven by Americas, positive product mix - supported by F80 and Special Series, despite the absence of Daytona SP3 - and a positive contribution from racing activities. This was partially offset by higher depreciation and amortization, reflecting the start of production of new models, lower deliveries, lower sales of the 499P Modificata, as well as higher marketing expenses and US import tariffs. Q1 2026 EBITDA reached Euro 722 million, up 4% versus the prior year (up 9% at constant currency) and with an EBITDA margin of 39.1%.

(Euro million)	For the three months ended
	March 31,
			Change
	2026	2025	at constant
			currency
EBITDA	722	693	4%	9%
Operating profit (EBIT)	548	542	1%	8%

3     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
4 Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including lifestyle collections, merchandising, licensing and royalty income
5     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams

The reduction in net financial expenses mainly reflected a positive net foreign exchange impact. The effective tax rate(6) in the quarter was 23.0%, mainly reflecting the estimate of the benefit attributable to the new Patent Box. As a result, the Net profit in the quarter slightly increased to Euro 413 million and the diluted earnings per share reached Euro 2.33, compared to Euro 2.30 in Q1 2025.
Industrial free cash flow in the quarter was very strong at Euro 653 million, sustained by profitability, timing of cash collection and payments and a positive net effect from advances, partially offset by capital expenditures(7) of Euro 253 million.
As of March 31, 2026 the Company was in a Net Industrial Cash(1) position of Euro 388 million, compared to Net Industrial Debt of Euro 32 million as of December 31, 2025, also reflecting share repurchases of Euro 226 million.
A dividend distribution of approximately Euro 640 million was approved by the 2026 Annual General Meeting and will be paid today.

2026 guidance confirmed, based on the following unchanged set of assumptions:
•Significant model change-over to shape the year, with positive product mix and personalizations
•Higher racing revenues mainly from sponsorships
•Lifestyle activities supporting top line contribution, while continuing to invest for further development and to expand the network
•Higher brand investments, as well as racing and digital transformation expenses
•Increasing D&A in line with start of production of new models
•Negative currency impact, net of hedges
•Robust Industrial free cash flow generation driven by strong profitability

Our guidance is based on current visibility on the Middle East crisis effects, that we keep on managing actively.

(€B, unless otherwise stated)	2026 GUIDANCE	2025
NET REVENUES	~7.50	7.15
ADJ. EBITDA (margin %)	≥2.93 ≥39.0%	2.77 38.8%
ADJ. OPERATING PROFIT (EBIT) (margin %)	≥2.22 ≥29.5%	2.11 29.5%
ADJ. DILUTED EPS (€)	≥9.45(8)	8.96(8)
INDUSTRIAL FCF	≥1.50	1.54

6     In Q1 2026 the effective tax rate benefits from the new Patent Box regime regulated by Law Decree No. 146 and effective from October 22, 2021, which provides for a 110% super tax deduction for costs relating to eligible intangible assets
7 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
8 Calculated using the weighted average diluted number of common shares as of December 31, 2025 (178,321 thousand)

Subsequent events:
•On April 15, 2026, the Ferrari Annual General Meeting approved, inter alia, the cancellation of all the common shares held by the Company on December 31, 2025, in its own share capital, as well as the cancellation of all the special voting shares held by the Company on April 15, 2026.
•On April 21, 2026, on the occasion of Milan Design Week, Ferrari Hypersail revealed the livery of its 100-foot flying ocean monohull: innovation, aerodynamics and design research define a new frontier in ocean sailing.
•On April 29, 2026, Ferrari presented the Handling Speciale, a new and exclusive configuration available on request for the Ferrari Purosangue, developed to further intensify its sporting character.
•Following the completion of the first tranche of the new multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030, as announced during the 2025 Capital Markets Day, on April 10, 2026, Ferrari announced the second tranche for an amount of up to Euro 250 million, which started on April 13, 2026, and is expected to be completed no later than August 28, 2026. From April 1, 2026, to May 1, 2026, the Company purchased 262,664 common shares for a total consideration of Euro 78.6 million. At May 1, 2026, the Company held in treasury No. 17,561,490 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.06% of the then total issued common shares. Including the special voting shares, the Company held in treasury 9.42% of the then total issued share capital. For the avoidance of doubt, the cancellation of treasury shares has not yet been effectuated as of today and therefore has not been taken into account for such calculations.

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
In this document, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. This document, and in particular the section entitled “2026 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: our ability to preserve and enhance the value of the Ferrari brand; our ability to attract and retain qualified personnel; the success of our racing activities; our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating electric technology more broadly into our car portfolio over time and to make appealing designs for our new models; increases in costs, including as a result of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials; our ability to successfully carry out our controlled volume and growth strategy, while increasing our presence in growth market countries; changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community; disruptions at our manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; our ability to maintain the functional and efficient operation of our information technology systems and to defend against the risk of cyberattacks; the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees; the performance of our dealer network on which we depend for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly; the performance of our lifestyle activities; our ability to protect our intellectual property rights and to avoid infringing the intellectual property rights of others; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate; our continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; our ability to ensure that our employees, agents and representatives comply with applicable law and regulations; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to service and refinance our debt; our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks; the adequacy of our insurance coverage to protect us against potential losses; potential conflicts of interest due to director and officer overlaps with our largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Earnings call
On May 5, 2026, at 3:00 p.m. CEST, management will hold a conference call to present the Q1 2026 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.

Appendix and non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

Shipments(9)(10)

Shipments	For the three months ended
(units)	March 31,
	2026	2025	Change (units)
EMEA	1,458	1,701	(243)
Americas	1,030	1,022	8
Mainland China, Hong Kong and Taiwan	255	237	18
Rest of APAC	693	633	60
Total Shipments	3,436	3,593	(157)

9    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales
10 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia

Key performance metrics and reconciliations of NON-GAAP financial measures

(Euro million)	For the three months ended
	March 31,
	2026	2025
Net revenues	1,848	1,791
Cost of sales	890	858
Selling, general and administrative costs	161	149
Research and development costs	245	233
Other expenses/(income), net	7	12
Results from investments	3	3
Operating profit (EBIT)	548	542
Financial expenses/(income), net	11	14
Profit before taxes	537	528
Income tax expenses	124	116
Effective tax rate	23.0%	22.0%
Net profit	413	412
Basic EPS (€)	2.33	2.30
Diluted EPS (€)	2.33	2.30
EBITDA	722	693
of which EBITDA (Industrial activities only)	708	683

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
		2026
	2026	at constant
		currency
Cars and spare parts	1,556	1,606
Sponsorship, commercial and brand	218	220
Other	74	78
Total net revenues	1,848	1,904

(Euro million)	For the three months ended
	March 31,
		2026
	2026	at constant
		currency
EBITDA	722	763
Operating profit (EBIT)	548	589

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2026	2025	Change
Net profit	413	412	1
Income tax expense	124	116	8
Financial expenses/(income), net	11	14	(3)
Amortization and depreciation	174	151	23
EBITDA	722	693	29
Adjustments	-	-	-
Adjusted EBITDA	722	693	29

Adjusted Operating profit or Adjusted Earnings Before Interest and Taxes or Adjusted EBIT represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2026	2025	Change
Operating profit (EBIT)	548	542	6
Adjustments	-	-	-
Adjusted Operating profit (EBIT)	548	542	6

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2026	2025	Change
Net profit	413	412	1
Adjustments	-	-	-
Adjusted net profit	413	412	1

Basic and diluted EPS(11) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2026	2025	Change
Net profit attributable to the owners of the Company	413	412	1
Weighted average number of common shares (thousand)	176,982	178,651
Basic EPS (in Euro)	2.33	2.30	0.03
Adjustments	-	-	-
Adjusted basic EPS (in Euro)	2.33	2.30	0.03
Weighted average number of common shares for diluted earnings per common share (thousand)	177,320	178,890
Diluted EPS (in Euro)	2.33	2.30	0.03
Adjustments	-	-	-
Adjusted diluted EPS (in Euro)	2.33	2.30	0.03

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2026	2025
Capital expenditures(7)	253	224
of which capitalized development costs(12) (A)	112	110
Research and development costs expensed (B)	155	160
Total research and development (A+B)	267	270
Amortization of capitalized development costs (C)	90	73
Research and development costs as recognized in the consolidated income statement (B+C)	245	233

11    The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)
12     Capitalized as intangible assets

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets of our financial services activities.

(Euro million)	For the three months ended
	March 31,
	2026	2025
Cash flow from operating activities	863	847
Investments in property, plant and equipment and intangible assets	(253)	(224)
Free Cash Flow	610	623
Free Cash Flow from Financial Services Activities	(43)	3
Free Cash Flow from Industrial Activities	653	620

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Mar. 31, 2026	Dec. 31, 2025
Debt	(2,929)	(2,884)
of which leased liabilities as per IFRS 16	(161)	(162)
Cash and Cash Equivalents	1,857	1,467
Net (Debt)/Cash	(1,072)	(1,417)
Net (Debt)/Cash of Financial Services Activities	(1,460)	(1,385)
Net Industrial (Debt)/Cash	388	(32)